UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2024

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este
P.O. Box 0819-08730
Panama City, Republic of Panama
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

Date: February 22, 2024	By:	/s/ Ana Graciela de Méndez
	Name:	Ana Graciela de Méndez
	Title:	Chief Financial Officer

Bladex Announces $50,000,000 Common Stock Repurchase Plan

Panama City, Republic of Panama, February 22, 2024 - Banco Latinoamericano de Comercio Exterior, S.A. (“Bladex” or the “Bank”), today announced that its Board of Directors (the “Board”) has authorized a repurchase program of up to $50 million of the Bank’s common stock over time. This reflects the Bank’s commitment to returning excess capital to shareholders that is not needed to sustain the Bank’s strength and stability, deliver value to customers, and support future growth. Bladex remains committed to continuing to distribute capital to shareholders.

Under the stock repurchase plan, the Bank may, from time to time in the future, purchase shares of its common stock through open market transactions, privately negotiated transactions, forward, derivative, or accelerated repurchase transactions, tender offers or through other legally permissible means, depending on the market conditions and in accordance with all applicable securities laws and regulations, including Rule 10b-18 of the Securities Exchange Act of 1934, as amended. The Bank may commence such repurchases immediately, subject to compliance with applicable securities laws. The Bank may enter into a pre-arranged stock trading plan in accordance with the guidelines specified under Rule 10b5-1 to effectuate the Bank's new stock repurchase program. However, the Bank has no obligation to repurchase shares and the timing, actual number, and value of shares to be repurchased is subject to management’s discretion and will depend on the Bank’s capital position, liquidity, financial performance and alternative uses of capital, stock trading price, regulatory requirements, and other market conditions. The Board will review the stock repurchase plan periodically and may authorize adjustment of its terms and size or suspend or discontinue the program. The Bank may, in the sole discretion of its Board, terminate the repurchase program at any time while it is in effect.

Forward-Looking Statements

This document includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors. More detailed information about those factors is contained in Bladex's most recent reports filed on Form 20-F with, and furnished on Form 6-K to, the Securities and Exchange Commission, each as it may be amended from time to time, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. Bladex disclaims any intent or obligation to update these forward-looking statements.

About Bladex

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, the United States of America, and a Representative License in Peru, supporting the regional expansion and servicing of its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries, commercial banks and financial institutions, and institutional and retail investors through its public listing.

For further information on Bladex, please access its website at www.bladex.com or contact:

Carlos Daniel Raad – Chief Investor Relations Officer
E-mail address: craad@bladex.com / ir@bladex.com. Tel.: (+507) 366-4925 ext. 7925
Head Office Address: Torre V, Business Park, Ave. La Rotonda, Urb. Costa del Este,
Panama, Republic of Panama